                            MANAGEMENT PROXY CIRCULAR

                             SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FRISCO BAY INDUSTRIES LTD. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING AND AT ANY ADJOURNMENT THEREOF.

This solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone, facsimile or electronic mail by directors, officers or regular employees of the Corporation. The cost of solicitation by management will be borne by the Corporation. The approximate date that this Management Proxy Circular and the accompanying Form of Proxy were first sent or given to shareholders was June 25, 2003.

Appointment and revocation of proxies

The persons named in the accompanying Form of Proxy are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by striking out the names designated in the accompanying Form of Proxy and inserting such other person's name in the space provided or by completing another appropriate form of proxy and, in either case, by delivering the completed proxy or proxies to the transfer agent of the Corporation, American Stock Transfer & Trust Company, or the Assistant Secretary of the Corporation not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or representative duly authorized in writing, and deposited with the Assistant Secretary of the Corporation, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

Voting of proxies

The shares in respect of which the persons named in the enclosed Form of Proxy are appointed proxy will be voted or withheld from voting, on any ballot, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. In the absence of such instructions, such shares will be voted FOR each of the matters to be presented at the meeting to the shareholders of the Corporation for consideration as set forth in the enclosed Notice of Meeting.

The enclosed Form of Proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly be brought before the meeting. At the date of this Management Proxy Circular, management is not aware of any such amendment, variation or other matter to be presented for action at the meeting. If such amendments, variations or other matters are properly presented for action at the meeting, or any adjournment thereof, the shares represented in the Form of Proxy will be voted at the proxyholder's discretion.

Voting rights, voting shares and principal holders thereof

As at May 31, 2003, 1,717,173 shares of Common Stock of the Corporation and 799,967 shares of Class A Stock of the Corporation were outstanding. Holders of Common Stock are entitled to one vote for each share held of record on matters submitted to a vote of shareholders and holders of Class A Stock are entitled to four votes for each share held of record on matters submitted to a vote of shareholders. Except in certain limited circumstances, shares of Class A Stock convert automatically into shares of Common Stock, on a share for share basis, upon their sale. Holders of Common Stock and holders of Class A Stock vote together as a class on all matters submitted to a shareholder vote. The total number of votes that may be cast is 4,917,041 votes.

Each shareholder is entitled to the number of votes attached to the shares registered in the holder's name on June 17, 2003. A list of shareholders entitled to vote at the meeting will be available for inspection on and after June 25, 2003 during usual business hours at the offices of the Corporation's transfer agent, American Stock Transfer & Trust Company, 6201, 15th Avenue, Brooklyn, New York 11219, and will also be available for inspection at the meeting.

As at May 31, 2003, to the knowledge of the directors and officers of the Corporation, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding shares of the capital stock of the Corporation.

                                                        Number       Aggregate voting power
Name of beneficial            Number of shares of    of shares of   of combined Class A and
shareholder                       Common Stock      Class A Stock         Common Stock
-------------------------------------------------------------------------------------------
Barry E. Katsof(1)(2)                 Nil              546,793               44.48%

Ronald G. Waxman(3)(4)                Nil              252,707               20.56%

All directors and executive
   officers as a group              3,150              799,900               65.14%

----------
(1)  Held by 92324 Canada Ltd. ("Katsco"), a company controlled by Mr. Katsof.

(2) In addition, pursuant to an agreement entered into among Katsco, 126909 Canada Inc. ("Waxco"), Ronald G. Waxman, Barry E. Katsof and Brahm M. Gelfand (as escrow agent), Mr. Katsof, through Katsco, is currently entitled to exercise the voting rights attached to the 252,707 shares of Class A Stock held by Waxco.

(3)  Held by Waxco, a company controlled by Mr. Waxman.

(4) The voting rights attached to these shares of Class A Stock are currently held by Barry E. Katsof through Katsco. See Note 2 to this table.

The affirmative vote of the holders of shares carrying the majority of votes attached to shares present or represented at the meeting is required for the approval of the matters set forth in this Management Proxy Circular.

Election of directors

The Board of Directors of the Corporation is divided into three classes, the three Board classes being elected to hold office for three-year staggered terms, and until their respective successors are elected and qualified. One class is currently comprised of three directors, one class is currently comprised of two directors and one class is currently comprised of one director. At the meeting, two directors will be elected to hold office for a three-year term ending in 2006 or until their successors are duly elected or appointed. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed Form of Proxy intend to vote for the election of the nominees whose names follow. In the event that, prior to the meeting, any vacancies occur in the slate of nominees submitted herein, it is intended that the discretionary power granted by the Form of Proxy shall be used by the persons named in the enclosed Form of Proxy to vote at their discretion for any other person or persons as directors. Management is not aware that any of the nominees would be unwilling or unable to serve as director if elected.

The following table sets forth the names of the persons proposed to be nominated for election as directors and of all directors continuing in office, their positions with the Corporation, their principal occupations, the year in which each became a director of the Corporation and the number and class of shares of the capital stock of the Corporation over which each director exercises control or direction as at May 31, 2003.

                                                                                              Shares
                                                                                           beneficially
                                                                                          owned or over
                                                                                         which control or
                           Position with the                                 Director      direction is
Name                          Corporation         Principal occupation        since         exercised
----------------------------------------------------------------------------------------------------------
Directors nominated for election for a three-year term ending in 2006

Abraham Nozetz(1)(2)     Director               Retired                     June 1993          Nil

Jan Westlund             Director               International business      July 1995          Nil
                                                consultant

Directors continuing in office

Barry E. Katsof(1)       Chief Executive        Chief Executive Officer     February    546,793 shares of
                         Officer, Chairman of   and Chairman of the Board     1987      Class A Stock(3)(4)
                         the Board and a        of the Corporation
                         Director

Ronald G. Waxman         Vice-Chairman          Vice-Chairman of the        December    252,707 shares of
                         and a Director         Corporation                   1988      Class A Stock(5)(6)

Brahm M. Gelfand(1)(2)   Director               Partner,                    June 1993          Nil
                                                Lapointe Rosenstein
                                                (law firm)

                                                                                              Shares
                                                                                           beneficially
                                                                                          owned or over
                                                                                         which control or
                           Position with the                                 Director      direction is
Name                          Corporation         Principal occupation        since         exercised
----------------------------------------------------------------------------------------------------------
James G. Spencer         Director               President,                  July 1999    1,000 shares of
                                                Tartan Group (consulting                  Common Stock
                                                agency)

----------
(1)  Member of the audit committee.

(2)  Member of the compensation committee.

(3)  Held by 92324 Canada Ltd. ("Katsco"), a company controlled by Mr. Katsof.

(4) In addition, pursuant to an agreement entered into among Katsco, 126909 Canada Inc. ("Waxco"), Ronald G. Waxman, Barry E. Katsof and Brahm M. Gelfand (as escrow agent), Mr. Katsof, through Katsco, is currently entitled to exercise the voting rights attached to the 252,707 shares of Class A Stock held by Waxco.

(5)  Held by Waxco, a company controlled by Mr. Waxman.

(6) The voting rights attached to these shares of Class A Stock are currently held by Barry E. Katsof through Katsco. See Note 4 to this table.

The information as to the number and class of shares owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been provided by each nominee or director.

During the last five years, all of the directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their names or with related or affiliated companies.

Remuneration of executive officers and directors

The aggregate remuneration paid or payable by the Corporation and its subsidiaries to the five executive officers of the Corporation for services rendered during all or a portion of the 12 months ended January 31, 2003 was CDN $1,390,127.

The executive officers of the Corporation did not receive any compensation during the 12 months ended January 31, 2003 pursuant to any plan which was not available to full-time employees of the Corporation. Furthermore, the aggregate value of all other compensation paid to executive officers during such fiscal year did not exceed the lesser of CDN $10,000 times the number of persons in the group or 10% of the cash remuneration appearing in the preceding paragraph.

Directors who are not officers of the Corporation receive an annual fee of CDN $4,000 and a participation fee of CDN $500 for each meeting of the Board of Directors attended, except for Brahm M. Gelfand, a partner of Lapointe Rosenstein, the Corporation's Canadian legal counsel that receives professional fees for the services Mr. Gelfand renders as a director of the Corporation, and Jan Westlund, who, upon his appointment to the Board of Directors in July 1995, received options to purchase 7,515 shares of Common Stock of the Corporation at a price of US $4.00 per share, vesting immediately and exercisable at any time before July 28, 2005. The Corporation also reimburses directors for their actual business-related expenses.

On May 1, 1997, pursuant to the terms of its Stock Incentive Plan described below, the Corporation granted to three of its directors fully vested options to purchase an aggregate of 22,500 shares of Common Stock at any time until 2007 at a price of US $2.63 per share.

On May 20, 1999, pursuant to the terms of its Stock Incentive Plan described below, the Corporation granted to its five directors fully vested options to purchase an aggregate of 65,000 shares of Common Stock at any time until 2009 at a price of US $2.938 per share.

On May 8, 2002, pursuant to the terms of its Stock Incentive Plan described below, the Corporation granted to its six directors fully vested options to purchase an aggregate of 80,000 shares of Common Stock at any time until 2012 at a price of US $5.30 per share.

Stock Incentive Plan

The Corporation has adopted a Stock Incentive Plan (the "Plan"). The purpose of the Plan is to promote the interests of the Corporation, its affiliates and its stockholders by providing the Corporation's officers, directors, consultants and key employees an opportunity to acquire a proprietary interest in the Corporation. The Plan is administered by the Board of Directors of the Corporation or any appropriate committee thereof. Subject to the terms of the Plan, the Board determines the persons to whom awards are granted, the number of shares covered by an award, the type of option awarded, whether the exercise of a stock appreciation right awarded is in tandem or in lieu of the exercise of an option, the vesting of an award, the type of consideration to be paid to the Corporation upon exercise, the term of any award (which generally cannot exceed 10 years) and other terms. A director who has been awarded any equity security under any plan of the Corporation or its affiliates may not, during the 12 months immediately following the date of such award, join in the selection of directors or officers eligible to receive an award under the Plan.

Under the Plan, the Corporation may grant both incentive stock options ("ISOs") intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended, and options that are not qualified as incentive stock options. ISOs may not be granted under the Plan at an exercise price of less than the fair market value of the Common Stock on the date of grant. ISOs under the Plan may not be granted to non-employees. The exercise price of ISOs granted to any holder of more than 10% of the voting power of all classes of stock of the Corporation or a parent or subsidiary must be at least 110% of the fair market value of the Common Stock on the date of grant, and the term of those ISOs cannot exceed five years.

Unless the Board of Directors of the Corporation decides otherwise, options granted pursuant to the Plan may not be exercised more than three months after the option holder ceases to be an officer, director, consultant or employee of the Corporation, except that in the event of the death or the permanent and total disability of the option holder, the option may be exercised by the holder (or his estate, as the case may be) for a period of up to one year after the date of death or permanent and total disability or retirement. The exercise price may be paid in cash, in shares of Common Stock (valued at fair market value at the date of exercise), in instalments, or by a combination of such means of payment, as may be determined by the Board. Options granted under the Plan may include the right to purchase shares of Common Stock equal to the shares tendered upon the exercise of the option or withheld by the Corporation for withholding taxes.

The Plan also provides for the grant of stock appreciation rights ("SARs"). SARs permit the participant to receive a payment representing the excess of the fair market value of one share of Common Stock on the date of exercise over the share's fair market value as of the date of grant. Amounts payable upon exercise of SARs may, at the discretion of the Board, be made in cash, shares of Common Stock, or a combination thereof. SARs granted in tandem with an option expire upon the exercise of the option.

In addition, the Plan provides for the award of restricted Common Stock outright for no consideration. Such stock awards may contain restrictions regarding voting rights, dividend rights and transferability.

The total number of shares of Common Stock that may be issued pursuant to options, SARs and restricted stock granted under the Plan is 900,000.

Unless otherwise specified in the award agreement, an award will vest over a period of five years. The Plan also provides that all outstanding awards shall vest immediately upon the acquisition of 40% or more of the Corporation's outstanding stock without prior Board approval or upon the election or appointment within a 12-month period of new Board members constituting a majority of the Board who were not approved by a majority of the Board members at the beginning of the period.

Awards of options and SARs and awards of restricted stock, to the extent that the restriction period has not expired, are not transferable other than by will or the laws of descent and distribution in the event of the awardee's death. Shares of Common Stock subject to awards that were granted, but that later terminate or expire, may again be made subject to awards.

The following table sets forth particulars of the outstanding options granted under the Plan as at May 31, 2003:


                      Number                                        Market     Number
                       of                                          price at      of         Number of
                     options                          Exercise     time of     options    options still
  Date of grant      granted     Expiration date        price       grant     exercised    outstanding
-------------------------------------------------------------------------------------------------------
June 30, 1993(1)      11,008      June 30, 2003      CDN $6.495      N/A         2,217         Nil

July 28, 1995          7,515      July 28, 2005        US $4.00    US $4.00      Nil         7,515(3)

May 1, 1997           22,500       May 1, 2007        US $2.630   US $2.630      Nil        22,500(3)

September 18, 1997    30,000    September 18, 2007    US $1.810   US $1.810     28,000         Nil

September 14, 1998     6,900    September 14, 2008    US $2.875   US $2.875      4,800       2,100(4)

February 15, 1999      2,500    February 15, 2009     US $2.500   US $2.500      2,000         500(2)

May 20, 1999          65,000       May 20, 2009       US $2.938   US $2.938     50,000      15,000(3)

June 17, 1999          5,000      June 17, 2009        US $3.00    US $3.00      3,000         Nil

December 6, 1999       2,500    December 6, 2009      US $2.188   US $2.188      1,500       1,000(2)

August 22, 2000        1,500     August 22, 2010       US $3.00    US $3.00        600         900(2)

September 5, 2000      1,500    September 5, 2010      US $3.00    US $3.00        600         900(2)

March 1, 2001         45,000      March 1, 2011        US $2.50    US $2.50     25,500      19,500(4)

March 30, 2001        10,000      March 30, 2011       US $3.25    US $3.25      2,000         Nil

April 9, 2001         10,000      April 9, 2011        US $3.25    US $3.25      4,000       6,000(4)

                      Number                                        Market     Number
                       of                                          price at      of         Number of
                     options                          Exercise     time of     options    options still
  Date of grant      granted     Expiration date        price       grant     exercised    outstanding
-------------------------------------------------------------------------------------------------------
August 21, 2001       10,000     August 21, 2011       US $2.60    US $2.60      Nil        10,000(2)

May 8, 2002           80,000       May 8, 2012         US $5.30    US $5.30     40,000      40,000(3)

May 17, 2002           2,000      May 17, 2012         US $8.20    US $8.20      Nil         2,000(2)

August 15, 2002        5,000     August 15, 2012       US $8.41    US $8.40      Nil         5,000(2)

August 27, 2002        1,000     August 27, 2012       US $9.32    US $9.32      Nil         1,000(3)

October 14, 2002      25,000    October 14, 2007       US $4.50    US $4.50     25,000         Nil

November 11, 2002      2,500    November 11, 2012      US $8.70    US $8.70      Nil         2,500(3)

December 2, 2002       1,500    December 2, 2012      US $11.20   US $11.20      Nil         1,500(3)

February 24, 2003      3,000    February 24, 2013      US $9.80    US $9.80      Nil         3,000(3)

----------
(1) Granted in exchange for the surrender of options granted under the Plan's predecessor having identical terms. The date of grant indicated corresponds to the date of grant of options under Plan's predecessor.

(2)  Options vest over a five-year period at a cumulative rate of 1/5 per year.

(3)  Options vested immediately upon their grant.

(4)  Options vest over a three-year period at a cumulative rate of 1/3 per year.

The following table sets forth particulars of the outstanding SARs granted pursuant to the Plan as at May 31, 2003:

                   Number of SARs   Number of SARs                       Market price at
 Date of grant        granted        outstanding       Exercise date      time of grant
----------------------------------------------------------------------------------------
February 6, 1995       122,900          1,100           Commencing          US $1.00
                                                     February 6, 1996,
                                                     exercisable at a
                                                     cumulate rate of
                                                       20% per year

As at May 31, 2003, a total of 78,690 SARs have been exercised under the Plan at prices ranging from US $1.625 to US $12.05, resulting in the issuance by the Corporation of an aggregate of 57,319 shares of Common Stock.

During fiscal 2003, certain of the Corporation's management were granted an aggregate of 2,427 shares of Common Stock for no cash consideration as a result of the achievement of specific financial and other objectives.

Interest of management and others in material transactions

The Corporation leases its head office in Montreal, Quebec pursuant to two lease agreements with 151185 Canada Inc., a corporation controlled by Messrs. Barry E. Katsof and Ronald G. Waxman, two of the Corporation's officers and directors, and a third individual who was previously an officer and director of the Corporation. Management believes that the terms of these leases are at least as favourable as those it could have obtained for comparable property from an unaffiliated landlord.

The Corporation has provided a guarantee of CDN $225,000 to secure a second mortgage of 151185 Canada Inc. This second mortgage is repayable by 151185 Canada Inc. over four years and is also secured by a second mortgage on the building where the Corporation's head office is located.

From February 1987 to February 1995, the Corporation had made annual advances to 92324 Canada Inc. and 126909 Canada Inc., companies controlled by Messrs. Katsof and Waxman, respectively, to fund those corporations' shareholder buy-out arrangements. As of May 31, 2003, the outstanding balance of such advances aggregated approximately CDN $73,000. The loans are unsecured, non-interest bearing and are not due earlier than February 1, 2004.

Mr. Brahm M. Gelfand, a director of the Corporation, may benefit indirectly from the fact that the Corporation engages as its Canadian legal counsel the law firm Lapointe Rosenstein, of which he is a partner, for advice and legal services in the ordinary course of business.

Appointment of auditors

Richter, Usher & Vineberg, Chartered Accountants, have been acting as the auditors of the Corporation since 2001 and are being nominated to continue to act as the auditors of the Corporation.

Unless otherwise advised, the shares represented by the Form of Proxy will be exercised for the appointment of Richter, Usher & Vineberg, Chartered Accountants, as auditors of the Corporation at the meeting and to authorize the directors to fix the auditors' remuneration.

Directors and officers liability insurance

The Corporation maintains insurance for liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is US $5,000,000 at a cost of approximately US $60,925 per annum. Under this insurance policy, the Corporation's maximum possible liability beyond the payment of premiums is US $50,000 for any particular claim.

Shareholder proposals

Pursuant to the Canada Business Corporations Act, the Corporation's incorporating legislation, shareholders wishing to submit to the Corporation a proposal for consideration at the Corporation's next annual meeting must do so by no later than March 27, 2004.

General

Information contained herein is given as at May 31, 2003, except for the information concerning the remuneration of directors and executive officers which is given for the last fiscal year. Management knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting. If any amendments or variations to matters identified in the Notice of Meeting or other matters are brought before the meeting, the persons named in the accompanying Form of Proxy will vote on such amendments, variations or other matters in accordance with their best judgement.

Directors' approval

The Board of Directors of the Corporation has approved the contents of this Management Proxy Circular and the sending of it to each shareholder entitled to receive the Notice of Meeting, to each director and to the auditors of the Corporation.

/s/ Robert Gagnon

Robert Gagnon
Assistant Secretary

St. Laurent, Quebec, June 23, 2003